FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, May 10, 2006.

Messrs.

BUENOS AIRES STOCK EXCHANGE

Hand Delivery

Re: Duty to Inform

Dear Sirs,

Martín G. Ríos, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the “Company”) proof of such representation previously filed, with a registered domicile established at Av. Juana Manso 205, 1st floor, Federal Capital City, hereby attach copy of the Notice published by the Company in connection with the publication ordered by the National Court of First Instance on Commercial Matters No. 4, Office No. 8, in the proceedings captioned “MULTICANAL S.A. s/Acuerdo Preventivo Extrajudicial” upon judicial confirmation, for its publication in the Daily Bulletin of that Stock Exchange. Said Notice must be published for five days.

Sincerely,

English Translation of Spanish Original – NOTICE – MULTICANAL S.A. S/ACUERDO PREVENTIVO EXTRAJUDICIAL. Pursuant to the decision rendered on April 14, 2004 (the “April 14 Resolution”) and the decision rendered on May 16, 2005 (the “May 16 Resolution”) in the proceedings captioned “MULTICANAL S.A. S/ACUERDO PREVENTIVO EXTRAJUDICIAL” (Record No. 83,658), by the National Court of First Instance on Commercial Matters No. 4, under the supervision of Dr. Héctor Vitale, Office No. 8, under the supervision of Dr. Carlos Anta, located at Diagonal Roque Sáenz Peña 1211, 1st Floor, City of Buenos Aires, Argentina (decisions affirmed), Multicanal gives five (5) days notice to holders of currently outstanding notes issued by Multicanal S.A. (the “Company”) (9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10½% Notes due 2018, Series J Floating Rate Notes due 2003, together, the “Old Notes”) as to which no election among the three options presented in the Company’s acuerdo preventivo extrajudicial (the “APE”) (the “Options”) was made prior to the close of business of December 12, 2003, either because the holder thereof voted against, abstained from voting or did not participate on the Company’s APE at the bondholders’ meeting held on December 10, 2003 under the provisions of Section 45 bis of Law No. 24.522 (the “Bondholders’ Meeting”) (collectively referred to herein as the “Eligible Notes”), and grants such holders of Eligible Notes, in compliance with United States securities laws and for a 30-day period commencing on the day immediately following the last publication, or any longer period as extended by the Company in its sole discretion (the “30 Day Period”), the right to elect among the Options and have such elections be treated the same as elections made by holders prior to December 12, 2003, including elections made at the Bondholders’ Meeting (the “Court-Ordered Election”), in accordance with the requirements set forth in this notice (the “30 Day Notice”). Multicanal also summons holders of Old Notes who attended the Bondholders’ Meeting and were only allowed to select the cash option, so that, to the extent permitted by applicable securities laws, they may select among any of the remaining Options; in the understanding that, should such holders remain silent, their prior selection of the cash option will be deemed to have been ratified. Following the 30 Day Period, any Eligible Notes as to which no Option is elected will be exchanged for such Option(s) as result(s) from the application of and in accordance with the terms of the APE. Any Eligible Notes tendered in the Court-Ordered Election, or elections made pursuant to the Court-Ordered Election, may not be withdrawn or modified; provided however, that if for any reason the Company returns all Old Notes tendered by holders on or prior to December 12, 2003, the Company will return to the holders of Eligible Notes any such Notes validly tendered in the Court-Ordered Election.

PLEASE TAKE NOTICE THAT THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES. FURTHERMORE, MULTICANAL INTENDS TO ACT IN ACCORD WITH THE DECISION RENDERED ON MARCH 29, 2006 BY THE UNITED STATES BANKRUPTCY COURT, SOUTHERN DISTRICT OF NEW YORK (THE “BANKRUPTCY COURT”), IN THE PROCEEDINGS CAPTIONED “IN RE: BOARD OF DIRECTORS OF MULTICANAL S.A., DEBTOR IN FOREIGN PROCEEDING” (CASE NO. 04-10280 (ALG)) AND “IN RE: MULTICANAL S.A., ALLEGED DEBTOR” (CASE NO. 04-10523 (ALG)) AND IN THE MANNER PROVIDED FOR IN THE STATUS REPORT DATED APRIL 11, 2006 (THE “STATUS REPORT”). THE BANKRUPTCY COURT DECISION AND THE STATUS REPORT ARE AVAILABLE FOR INSPECTION AT THE BANKRUPTCY COURT’S LOCATION AT ONE BOWLING GREEN, NEW YORK, NY 10004, AND MAY BE REQUESTED FROM THE COMPANY AT THE ADDRESS MENTIONED BELOW.

THIS NOTICE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE MAY BE SOLD IN THE UNITED STATES ABSENT AN EXEMPTION FROM

REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED.

For further information contact Multicanal S.A., Triunvirato 4348, (C1431DPM) Buenos Aires, Argentina (tel. 54-11-5169-4700; e-mail: miribar@Multicanal.net.ar).

Buenos Aires, May 8, 2006. Multicanal S.A.

_______________________

Saturnino L. Herrero Mitjans

President

Multicanal S.A.

Appointed by the Shareholders’ Meeting dated April 29, 2005 and the Distribution of positions pursuant to the resolution of the board of directors dated May 3, 2005.

F-36

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006	MULTICANAL S.A.
By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer